Exhibit 32

                                 AMP Letterhead



                                         September 1, 1998


 Dear Fellow Shareholder:

           Your Board of Directors, after carefully considering AlliedSignal's unsolicited offer, recommends that you REJECT THIS OFFER AND NOT TENDER ANY OF YOUR SHARES. We are confident that the path to greater value is through AMP's carefully designed profit improvement program. This strategic plan, which was first announced this past June, is now being implemented on an accelerated basis. We look forward to discussing this with you in the coming weeks and months.

           IN THE MEANTIME, YOU DO NOT NEED TO TAKE ANY ACTION NOW -- AND, MOST IMPORTANTLY, YOU DO NOT NEED TO TENDER ANY OF YOUR SHARES.

           AlliedSignal has selected September 11 as the initial expiration date for its offer. In reality, that date has little significance. The AlliedSignal offer has numerous conditions that are unsatisfied and will remain unsatisfied on September 11. IT IS ENTIRELY CLEAR THAT ALLIEDSIGNAL WILL NOT PURCHASE A SINGLE SHARE WHEN SEPTEMBER 11 HAS COME AND GONE. All they will do is announce that they are extending their offer until sometime in the future.

           THERE IS NO NEED FOR YOU TO TAKE ANY ACTION NOW and don't let AlliedSignal or its agents try to tell you otherwise.

           On behalf of AMP's Board of Directors and management, I give you our pledge that we will continue to do everything possible to protect the interests of AMP's relevant constituencies, including its shareholders.

           We appreciate your continued support.

                               Sincerely,

                               /s/ Robert Ripp
                               ----------------------------------------
                               Robert Ripp
                               Chairman and Chief Executive Officer



              IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE
                 IN WITHDRAWING ANY SHARES YOU MAY HAVE TENDERED,
                                   PLEASE CALL:

                           INNISFREE M&A INCORPORATED
                         CALL TOLL FREE: (888) 750-5834
                 BANKS AND BROKERS CALL COLLECT: (212) 750-5833



 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Mary Rakoczy (Manager, Shareholder Services), and Dorothy J. Hiller (Assistant Manager, Shareholder Services). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the AlliedSignal Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning CSFB. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In the normal course of its business, CSFB regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB and its associates having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of August 19, 1998, CSFB had a net long position of 124,466 shares of AMP common stock.